Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: March 8, 2021

IonQ Announces CFO, Chief Legal Officer, and Board Appointments

IonQ announces the hiring of Thomas Kramer as Chief Financial Officer and Salle Yoo as Chief Legal Officer; welcomes Craig Barratt, Harry You, and Niccolo de Masi to the IonQ Board

COLLEGE PARK, Md., March 8, 2021 /PRNewswire/ — IonQ, the leader in quantum computing, today announced key additions to its leadership team. Joining IonQ are Thomas Kramer, Chief Financial Officer and Salle Yoo, Chief Legal Officer and Corporate Secretary. Additionally, IonQ announces that Craig Barratt, formerly of Intel, Google, and Atheros has joined as an Independent Board Member and that Harry You and Niccolo de Masi, will be joining the Board after the closing of its merger with dMY Technology Group III.

“IonQ is entering a crucial next phase of growth as we prepare to go public via a definitive merger agreement with dMY Technology Group III,” said IonQ CEO & President Peter Chapman. “It’s important that we have a strong leadership team to bring IonQ to scale. With these new appointments, we will accelerate on our mission to build the world’s best quantum computers to solve the world’s most complex problems, helping to transform business, society, and the world, for the better.”

Thomas Kramer, who sits on the boards of PerfectServe, Peak Dental Systems, and MindsMatter DC, was Managing Director of Remarque Advisory. There, he invested in and advised pre-IPO companies in the technology sector. Before founding Remarque, Thomas was Chief Financial Officer of Opower, where he guided the company through its initial public offering, in 2014, and it’s sale later to Oracle, in 2015. Prior to that, he co-founded and was the Chief Financial Officer of Cvent. Thomas took the company from zero in revenue through, in mid-2011, the largest private software financing in the United States at that time. Now, at IonQ, his focus will be to commercialize the company’s infrastructure and prepare IonQ for its debut on the public market.

“I have been following IonQ’s rise to industry leader with keen interest,” said IonQ CFO Thomas Kramer. “The ability to solve problems thought to be impossible is within reach, and IonQ is the company that’s going to get us there. I’m thrilled to join IonQ at such an exciting time.”

Salle Yoo was previously the Chief Legal Officer and Corporate Secretary of Uber. During her tenure at Uber, Salle helped scale the business — as a member of the team that expanded operations from four to over seventy-five countries in under six years. At IonQ, Salle will manage the legal and regulatory functions and will support the company in growing the business and its operations around the world. Salle serves on the boards of Helium, Inc. and Qwick, Inc., and as an advisor to and investor in early stage companies.

“As an investor and advisor, I know what it takes to build an impactful business,” said IonQ Chief Legal Officer Salle Yoo. “It comes down to leadership and execution. IonQ has unmatched technical depth and the right team to commercialize and deliver quantum computing at scale. I’m excited to be part of IonQ’s journey.”

In addition, IonQ is thrilled to announce additions to its board of directors, including:

•

Craig Barratt, Independent Board Member. Craig sits on the boards of Atmosic, Calysta, and Intuitive Surgical, and formerly held executive positions at a variety of high-impact hardware and system businesses, including Intel, Google, Barefoot Networks and Atheros.

•	Harry You, dMY Chairman who will join IonQ’s Board upon closing of the merger. He is an experienced public company officer and board member, including Accenture, Oracle, EMC Corporation, among others.

•

Niccolo de Masi, dMY CEO who will join IonQ’s Board upon closing of the merger. He is a seasoned public company CEO and board member, with deep expertise in transformative technologies. He has worked at or alongside companies such as Glu Mobile, Resideo Technologies, Essential, Monstermob, and more.

Through their work, the board members will provide direct counsel around IonQ’s business strategy and pipeline.

“dMY was founded with the goal of bringing the next generation of great technology to the public,” said Harry You, Chairman of dMY. “I look forward to joining the IonQ board as the company embarks on the next phase of its journey to become the first publicly traded quantum computing company.”

“IonQ represents the future of computing, with the power to dramatically transform our world,” said Niccolo de Masi, CEO of dMY. “I have built my career around helping companies drive forward the promise of critical technologies and I welcome the opportunity to be a part of the realization of quantum computing.”

“IonQ’s approach to quantum computing gives the company a fundamental advantage to deliver the scale needed for success,” said Craig Barratt, IonQ Independent Board Member. “I was drawn to IonQ because of its technological feats—from the company’s outstanding academic roots to how the team is building scalable and commercially viable systems. It’s an exciting time to be a part of the IonQ team.”

Earlier today, IonQ announced it has entered into a definitive merger agreement with dMY Technology Group III, a publicly traded special purpose acquisition company. IonQ also recently unveiled the world’s most powerful quantum computer, announcing a next generation quantum computing system featuring 32 perfect qubits with low gate errors and an expected quantum volume greater than 4,000,000. The company’s two co-founders were also recently named to the National Quantum Initiative Advisory Committee (NQIAC).

About IonQ

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32 qubit quantum computer is the world’s most powerful quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through both the Amazon Braket and Microsoft Azure clouds, as well as through direct API access. IonQ was founded in 2015 by Chris Monroe and Jungsang Kim based on 25 years of pioneering research at the University of Maryland and Duke University. To learn more, visit www.IonQ.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company formed by dMY III Technology Group, Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Proposed Transaction and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination will be submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read, when available, the preliminary proxy statement, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. Promptly after the registration statement is declared effective by the SEC, dMY will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, when available, and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this Current Report shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Business Combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.